SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of December, 2004

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





                                                            23 December 2004

                     Substantial Share Interest Notification


The Company was notified on 22 December 2004 that, following the conversion of all the outstanding GBP40,000,000 4.5% Subordinated Convertible Bonds due 2011 and the allotment of 9,874,679 new ordinary shares, AEGON Investment Management BV has an aggregate interest in the Company amounting to 24,603,665 ordinary shares of GBP1 each, being 20.08% of the 122,529,853 shares in issue.

AEGON Investment Management BV is acting on behalf of both AEGON Global Investment Fund NV, a listed investment company that has an interest in 20,133,164 ordinary shares of GBP1 each, Maatschappijbelegging VNA, that has an interest in 1,470,501 ordinary shares of GBP1 each and AEGON Levensverzekering NV who has an interest in 3,000,000 ordinary shares of GBP1 each.



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Enquiries:

John Spedding
Schroder Investment Management Limited                    Tel: 020 7658 3206





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 29 December, 2004


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries